Pricing Supplement no. 1103
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 165-A-III dated October 18, 2010

Registration Statement No. 333-155535
Dated February 4, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	$26,860,000
	Callable Range Accrual Notes linked to the Spread Between the 30-Year and 10-Year U.S. Dollar Constant Maturity Swap Rates due February 9, 2026

General

- The notes are designed for investors who seek interest payments linked to the 30-Year U.S. Dollar Constant Maturity Swap ("USD CMS") Rate *minus* the 10-Year U.S. Dollar Constant Maturity Swap Rate, which we refer to as the "CMS Spread", while seeking payment of their initial investment in full at maturity. For each interest payment period, interest will accrue at the applicable Interest Factor only on calendar days with respect to which the CMS Spread as of the applicable Accrual Determination Date is greater than or equal to zero. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 9, 2026, subject to postponement as described below
- Minimum denominations of $1,000 and integral multiples thereof.
- Interest will be payable based on 90 days in each Interest Period and a 360-day year.
- At our option, we may redeem the notes, in whole but not in part, on any of the specified Redemption Dates by providing at least 5 business days' notice. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed.
- The notes priced on February 4, 2011 and will settle on or about February 9, 2011.

Key Terms

Maturity Date: If the notes have not been redeemed, February 9, 2026, or if such day is not a business day, the next succeeding business day.

Payment at Maturity: If the notes have not been redeemed, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 *plus* any accrued and unpaid interest.

Redemption Feature: At our option, we may redeem the notes, in whole but not in part, on the 9th calendar day of February, May, August and November of each year, commencing February 9, 2016 (each, a "Redemption Date") by providing at least 5 business days' notice; *provided, however,* that if any Redemption Date is not a business day, then such Redemption Date shall be the following business day. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Redemption Date.

Interest: With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 × Interest Rate × (90/360).

Notwithstanding anything to the contrary in the product supplement, any accrued and unpaid interest will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Interest Payment Date.

Interest Rate: With respect to each Interest Period, a rate per annum calculated on the applicable Interest Payment Date by the calculation agent, with five ten-thousandths of a percent rounded upwards as follows:

Minimum Interest Rate + [Interest Factor ×(Variable Days/Actual Days)], where

"Actual Days" means, with respect to each Interest Payment Date, the actual number of days in the Interest Period. "Variable Days" is the actual number of calendar days during such Interest Period on which the Accrual Provision is satisfied.

Minimum Interest Rate: 0.00% per annum

Interest Factor: With respect to each Interest Period, an amount per annum equal to 7.00%. The notes may not bear the Interest Rate associated with the Interest Factor. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied.

Interest Period: The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Other Key Terms: Please see "Additional Key Terms" in this pricing supplement for other key terms.

Investing in the Callable Range Accrual Notes involves a number of risks. See "Risk Factors" beginning on page PS-11 of the accompanying product supplement no. 165-A-III and "Selected Risk Considerations" beginning on page TS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Us
Per note	At variable prices	$ 28.36	$ 971.64
Total	At variable prices	$ 761,749.60	$ 26,098,251

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will purchase the notes from us at 100% of the principal amount of the notes minus a commission of $28.36 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. JPMS allowed selling concessions to other affiliated or unaffiliated dealers of up to $20.71 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-32 of the accompanying product supplement no. 165-A-III.

(3) JPMS sold the notes in one or more negotiated transactions, at varying prices determined at the time of each sale, which were at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, *provided* that such prices were not less than $975 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-32 of the accompanying product supplement no. 165-A-III.

JPMS or another affiliate of ours may use this pricing supplement in market resale transactions or market-making transactions in the notes.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

February 4, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 165-A-III dated October 18, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes, and supplements the term sheet related hereto dated January 21, 2011, and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 165-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 165-A-III dated October 18, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210004437/e40448_424b2.htm

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Interest Payment Dates:	Interest on the notes will be payable quarterly in arrears on the 9th calendar day of February, May, August and November of each year (each such date, an "Interest Payment Date"), commencing May 9, 2011, up to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. See "Selected Purchase Considerations — Quarterly Interest Payments" in this pricing supplement for more information.
Accrual Provision:	The Accrual Provision will be deemed satisfied on each calendar day during an Interest Period on which the CMS Provision is satisfied.
CMS Provision:	For each Interest Period, the Accrual Provision shall be deemed to have been satisfied on each calendar day during such Interest Period on which (i) the 30-Year U.S. Dollar CMS Rate ("30-Year CMS Rate") *minus* (ii) the 10-Year U.S. Dollar CMS Rate ("10-Year CMS Rate" and together with the 30-Year CMS Rate, the "CMS Rates"), which we refer to as the "CMS Spread," is greater than or equal to 0.00% (which we refer to as the "CMS Strike"), as determined on the applicable CMS Determination Date. If the CMS Spread determined on any CMS Determination Date relating to a calendar day is *less* than the CMS Strike, then the CMS Provision shall be deemed not to have been satisfied for such calendar day.
CMS Strike:	0.00%
CMS Spread:	The 30-Year CMS Rate *minus* the 10-Year CMS Rate
CMS Rate:	For each CMS Determination Date to which the CMS Provision relates, each of the 30-Year CMS Rate and the 10-Year CMS Rate refers to the rate for U.S. Dollar swaps with a maturity of 30 years and 10 years, respectively, that appears on Reuters page "ISDAFIX1" (or any successor page) at approximately 11:00 a.m., New York City time, on such CMS Determination Date, as determined by the calculation agent. If on such CMS Determination Date the applicable CMS Rate cannot be determined by reference to Reuters page "ISDAFIX1" (or any successor page), then the calculation agent will determine the applicable CMS Rate in accordance with the procedures set forth in the accompanying product supplement no. 165-A-III under "Description of Notes — Interest — The Underlying Rates — CMS Rate."
CMS Determination Date:	For each calendar day in an Interest Period to which the applicable CMS Provision applies, two U.S. Government Securities Business Days prior to such calendar day. However, if such day is not a U.S. Government Securities Business Day, the applicable CMS Determination Date will be the immediately preceding U.S. Government Securities Business Day. Notwithstanding the foregoing, for each calendar day in the Exclusion Period, the CMS Determination Date will be the second U.S. Government Securities Business Day immediately preceding the first day of the Exclusion Period.
Exclusion Period:	The period commencing on the sixth business day prior to each Interest Payment Date and ending on the business day prior to such Interest Payment Date.
U.S. Government Securities Business Day:	Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association ("SIFMA") recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Business Day:	Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted
CUSIP:	48125XCA2

U.S. Dollar Constant Maturity Swap Rates

The U.S. Dollar CMS Rate is a measurement of the fixed-rate leg of a hypothetical fixed rate-for-floating rate swap transaction, which we refer to as a constant maturity swap. In this hypothetical swap transaction, the fixed-rate payment stream is reset each period relative to a regularly available fixed maturity market rate (such as the 30-Year or 10-Year U.S. dollar swap rate, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months) and is exchangeable for a floating 3-month LIBOR-based payment stream, payable quarterly on the basis of the actual number of days elapsed in a 360-day year. LIBOR is the London interbank offered interest rate, and is a common rate of interest used in the swaps industry. The constant maturity side of the swap, which we refer to as the CMS Rate, represents the yield on an instrument with a longer life than the length of the fixed-rate reset period. The value of the constant maturity swap is determined based on the comparison of the expected future LIBOR rates versus the fixed constant maturity swap rate, so the parties to a constant maturity swap have exposure to changes in a longer-term market rate.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION** — We will pay you at least your initial investment in the notes if you hold the notes to maturity or upon redemption, regardless of whether the Accrual Provision is satisfied for any calendar day of any Interest Period. Because the notes are our senior unsecured obligations, payment of any amount at maturity or upon redemption is subject to our ability to pay our obligations as they become due.

- **QUARTERLY INTEREST PAYMENTS** — With respect to each Interest Period, a rate per annum determined as described under "Interest Rate" on the cover of this pricing supplement. In no case will the Interest Rate for any quarterly Interest Period be less than the Minimum Interest Rate of 0.00% per annum or greater than 7.00% per annum. The notes offer quarterly interest payments at the applicable Interest Rate, which may be zero. Interest, if any, will be payable quarterly in arrears on the 9th calendar day of February, May, August and November of each year (each such date, an "Interest Payment Date"), commencing May 9, 2011, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, *provided* that any interest payment on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed.

- **POTENTIAL QUARTERLY REDEMPTION BY US AT OUR OPTION** — At our option, we may redeem the notes, in whole but not in part, on the 9th calendar day of February, May, August and November of each year (each such date, a "Redemption Date"), commencing February 9, 2016, for a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Redemption Date.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 165-A-III. Subject to the limitations described in the accompanying product supplement, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, the notes should be treated for U.S. federal income tax purposes as "variable rate debt instruments". We and you, by virtue of purchasing the notes, agree to treat the notes as variable rate debt instruments. Accordingly, interest paid on the notes should generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

   Subject to certain assumptions and representations received from us, the discussion in this section entitled "Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 165-A-III, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 165-A-III dated October 18, 2010.

- **THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES IS NOT FIXED BUT IS VARIABLE** — The rate of interest paid by us on the notes for each Interest Period is not fixed, but will vary depending on whether the Accrual Provision is satisfied, and whether such Accrual Provision is satisfied will depend on the daily fluctuations in the CMS Rates and CMS Spread. Consequently, the return on the notes may be less than those otherwise payable on debt issued by us with similar maturities. Although the variable interest rate on the notes is determined, in part, by reference to the CMS Rates and CMS Spread, the notes do not actually pay interest at the CMS Rates nor do they track the CMS Spread. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.

- **THE INTEREST RATE ON THE NOTES IS LIMITED BY THE INTEREST FACTOR** —The Interest Rate for each Interest Period will be limited by the Interest Factor. Interest will accrue at a rate per annum equal to the product of (1) the Interest Factor and (2) the Variable Days *divided by* the Actual Days. As a result, the Interest Rate for any Interest Period will never exceed the applicable Interest Factor.

- **THE INTEREST RATE ON THE NOTES IS BASED ON AN ACCRUAL PROVISION LINKED TO THE CMS SPREAD, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO** — Although the maximum rate for any Interest Period over the term of the notes will be equal to the Interest Factor of 7.00% per annum, for every calendar day during any Interest Period on which the Accrual Provision is not satisfied, the Interest Rate for that Interest Period will be reduced. We cannot predict the factors that may cause the Accrual Provision to be satisfied, or not, on any calendar day. The amount of interest you accrue on the notes in any Interest Period may decrease even if the CMS Spread increases. If the Accrual Provision is not satisfied for an entire Interest Period, the Interest Rate for such period would be zero. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, on any Interest Payment Date or upon redemption by us, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **THE REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — Commencing February 9, 2016, and on any other Redemption Date thereafter, the notes are subject to redemption by us, in whole or in part, as we may elect. If we redeem the notes, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Redemption Date.

- **REINVESTMENT RISK** — If we redeem the notes, the term of the notes may be reduced to as short as five years and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **VARIABLE PRICE REOFFERING RISKS** — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices, *provided* that such prices will not be less than $975.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (*e.g.*, directly from JPMS or through a broker or dealer), any related transaction cost (*e.g.*, any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.

- **THE CMS RATE MAY BE VOLATILE** — The CMS Rates are subject to volatility due to a variety of factors affecting interest rates generally and the rates of U.S. Treasury securities specifically, including:
  - sentiment regarding underlying strength in the U.S. and global economies;
  - expectations regarding the level of price inflation;
  - sentiment regarding credit quality in U.S. and global credit markets;
  - central bank policy regarding interest rates; and
  - performance of capital markets.

Increases or decreases in the CMS Rates could result in the corresponding CMS Provision not being satisfied and thus in the reduction of interest payable on notes.

- **WHETHER THE CMS PROVISION IS SATISFIED WILL DEPEND ON A NUMBER OF FACTORS WHICH MAY RESULT IN AN INTEREST RATE OF ZERO** — The amount of interest, if any, payable on the notes will depend on the a number of factors that can affect the CMS Spread, as well as the yield curve between the CMS Rates, including, but not limited to:
  - changes in, or perceptions about, future CMS Rates;
  - general economic conditions;
  - prevailing interest rates; and
  - policy of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.

- **THE METHOD OF DETERMINING THE INTEREST RATE FOR ANY INTEREST PERIOD MAY NOT DIRECTLY CORRELATE WITH ACTUAL LEVELS OF THE APPLICABLE CMS RATES** — The determination of the Interest Rate payable for any Interest Period will be based, on the CMS Spread, but it will not directly correlate with actual levels of the underlying CMS Rates. We will use the CMS Rates on each CMS Determination Date to determine the CMS Spread and whether the CMS Spread is equal to or greater than the CMS Strike on the applicable CMS Determination Date, which determines whether the CMS Provision is satisfied on such calendar day.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **HEDGING AND TRADING IN THE UNDERLYINGS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including trading instruments related to the CMS Rates and CMS Spread. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could affect adversely the likelihood of a redemption or our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the levels of the CMS Rates and the resulting CMS Spread on any day of an Interest Period following the Initial Interest Periods, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the CMS Spread;

- the time to maturity of the notes;
- interest and yield rates in the market generally, as well as the volatility of those rates;
- the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
- a variety of economic, financial, political, regulatory or judicial events; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how to calculate the Interest Rate on the notes for three hypothetical Interest Periods. For purposes of the following examples, we have assumed that there are 90 days in the applicable Interest Period. The hypothetical CMS Spread and Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual CMS Spread or Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The CMS Spread is greater than or equal to the CMS Strike on 70 calendar days during an Interest Period. Because the Accrual Provision is satisfied for 70 calendar days and the Interest Factor is 7.00%, the Interest Rate for the Interest Period is 5.4444%, calculated as follows:

$$7.00\% \times [\, 70 \,/\, 90 \,] = 5.4444\%$$

Example 2: The CMS Spread is greater than or equal to the CMS Strike on 50 calendar days during an Interest Period. Because the Accrual Provision is satisfied for 50 calendar days and the Interest Factor is 7.00%, the Interest Rate for the Interest Period is 3.8888%, calculated as follows:

$$7.00\% \times [\, 50 \,/\, 90 \,] = 3.8888\%$$

Example 3: The CMS Spread is less than the CMS Strike on each calendar day during the Interest Period. Because the Accrual Provision is not satisfied on any calendar day, the Interest Rate for the Interest Period is 0.00%.

Historical Information

The graph on the following page sets forth the daily historical 30-Year CMS Rate and 10-Year CMS Rate (and the CMS Spread) for the period from January 3, 1995 through February 4, 2011. The 30-Year CMS Rate on February 4, 2011 was 4.496%. The 10-Year CMS Rate on February 4, 2011 was 3.7474%. The CMS Spread on February 4, 2011 was 0.7486%.

We obtained the CMS Rates used to construct the graphs below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the CMS Rates and the CMS Spread should not be taken as an indication of future performance, and no assurance can be given as to the CMS Rates or the CMS Spread on any of the CMS Determination Dates. We cannot give you assurance that the performance of the CMS Rates or the CMS Spread will result in any positive interest payments in any Interest Period following the Initial Interest Periods.

